BRIDGEWATER PLACE
POST OFFICE BOX 352
GRAND RAPIDS, MICHIGAN 49501-0352

TELEPHONE 616/336-6000 o FAX 616/336-7000 o WWW.VARNUMLAW.COM

DANIEL C. MOLHOEK	DIRECT DIAL 616/336-6908 E-MAIL dcmolhoek@varnumlaw.com

May 22, 2006

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Preliminary Proxy Statement on Schedule 14A File No. 01859 Originally Filed April 13, 2006; Amendment No. 1 Filed May 22, 2006 Annual Report on Form 10-K for the Year Ended July 2, 2005

Dear Ms. Long:

        On behalf of Knape & Vogt Manufacturing Company, a Michigan corporation (the “Company”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). This letter is submitted by the undersigned in response to a letter dated May 18, 2006 (the “Comment Letter”) from the Staff of the Commission. The Proxy Statement, as amended, reflects inclusion of the information and/or clarification requested in the Comment Letter (unless otherwise specifically noted below).

        The following response keys to the comments contained in the Comment Letter. We will also deliver to Craig Slivka by e-mail at slivkac@sec.gov a copy of this letter, the Proxy Statement, and a marked copy of the Proxy Statement showing all changes to expedite your review. Page numbers in our response correspond to the EDGAR version of the Proxy Statement (with the Summary Term Sheet beginning on page 1.)

Annual Report on Form 10-K for the year ended July 2, 2005

Item 9A Controls and Procedures

1.	In the event that this merger does not occur and you continue as a reporting company, please revise your future annual reports in compliance with the following comment. We note that your Chief Executive Officer and Vice President of Finance and Treasurer have reviewed and evaluated your disclosure controls and procedures as of July 2, 2005, and have concluded that as of this date, your disclosure controls and procedures were “adequate and effective to ensure that material information relating to the Company would be made known to them in connection with the Company’s filing of its Annual Report on Form 10-K for the annual period ended July 2, 2005.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-l5(e).

Ms. Pamela A. Long
Securities and Exchange Commission
May 22, 2006

RESPONSE:The Company acknowledges the Staff’s comment and will, where appropriate, clarify future filings (if any) as set forth in the comment.

Preliminary Proxy on Schedule 14A

General

2.	We note that the EDGAR code under which you filed your Schedule 14A was PRE 14A. It appears that the EDGAR code for the filing should be PREM14A as the filing relates to a merger or acquisition. Please correct the EDGAR code by contacting EDGAR Filer Support at (202) 551-8900.

RESPONSE: The Company has contacted EDGAR Filer Support and the correction has been made.

3.	We note that Morrow & Co. is assisting you in soliciting proxies. Please disclose the material features of your contract with Morrow & Co. Please refer to Item 4(a)(3) of Schedule 14A. Additionally, please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please confirm your understanding.

RESPONSE: The disclosure has been revised in response to the Staff’s comment. See p. 9. The Company does not expect that Morrow & Co. will employ any written solicitation materials (other than the Proxy Statement itself) in connection with its solicitation efforts. However, the Company notes the Staff’s comments and will file under cover of Schedule 14A any additional written soliciting materials that are employed.

4.	The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document. It should also be concise. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.b. of SEC Release No. 33-7760.

RESPONSE: The Company has moved the Summary (and retitled it Summary Term Sheet), prepared in accordance with Item 1001 of Regulation M-A, to immediately follow the Table of Contents (i.e., it is now before the Q&A). The Summary Term Sheet has also been revised to make it more concise. See pp. 1-4..

Letter to Shareholders and Notice of Special Meeting of Shareholders

5.	Please revise your descriptions of the merger to describe the transaction in clear, plain English. Please simply state that Wind Point will acquire you through a merger and you will cease to be a public company.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See Letter to the Shareholders and Notice of A Special Meeting.

Ms. Pamela A. Long
Securities and Exchange Commission
May 22, 2006

6.	We note the statement that the board of directors believes that the terms and conditions of the merger are “substantively” and “procedurally” fair to the shareholders; however, we cannot locate any discussion in the proxy statement regarding these particular determinations. Please revise the disclosure throughout all appropriate sections of the proxy to provide this discussion.

RESPONSE: The disclosure has been revised to reflect that the only explicit determination made by the Company’s Board of Directors in connection with its adoption of the merger agreement was that the merger agreement was fair to and in the best interests of the Company and its shareholders. See Letter to the Shareholders and p. 2.

7.	Because this letter to shareholders also serves as soliciting material, strive for a balanced presentation. Where you include the boards’ recommendation, disclose with equal prominence that board members will directly benefit from the merger.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See Letter to the Shareholders and pp. 2 and 8.

Questions and Answers About the Special Meeting and Merger, page 1

8.	Please revise the introductory paragraph to delete the statement that the questions and answers are provided “for your convenience,” as it may suggest that shareholders cannot rely on the disclosure in this section.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 5.

9.	Please disclose what percentage of unaffiliated shareholders needs to vote for the merger in order to approve the transaction. Where appropriate, please provide this information elsewhere in the filing.

RESPONSE: As discussed in a telephone conversation with Ms. Sheppard and Mr. Slivka of the Staff, there is no separate approval of unaffiliated shareholders required in connection with the merger. In addition, and as also discussed, because no affiliated shareholders entered into voting or support agreements, it is impossible to determine what percentage of unaffiliated shareholders is required for approval of the merger.

10.	You currently repeat information in your Q&A section and your summary section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. [When revising these sections, please consider disclosing procedural information about the merger in the Q & A and substantive information about the terms of the merger in the summary.]

RESPONSE: The disclosure has been revised in response to the Staff’s comment. See pp. 1-4 and 5-6. Revisions to the Q&A and Summary Term Sheet have been made to decrease redundancy. Nevertheless, the Q&A may repeat some information as it is provided to answer the questions the Company believes its shareholders may ask.

Ms. Pamela A. Long
Securities and Exchange Commission
May 22, 2006

Summary, page 2

11.	Please add a section that briefly summarizes the reasons for the merger that you disclose in more detail starting on page 10.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 2.

12.	Please disclose the anticipated aggregate amount of consideration that Wind Point Partners will pay for outstanding shares of common stock.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See pp. 1 and 15.

13.	Please also disclose whether Wind Point has a signed agreement in place to finance the cash payment, such that financing is assured. See Instruction 2 to Item 14 of Schedule 14A.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 3.

14.	Please disclose in this section and on page 20 the identity of those who will be the directors and officers of the company after the merger. We note your disclosure on page 20 that the directors and officers of Slideco, Inc. immediately prior to the merger will become the directors and officers of the surviving corporation.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See pp. 2 and 25.

15.	Revise to include the phone number for Wind Point Partners and the contact information for Slideco, Inc., as required by Item 14(b)(2) of Schedule 14A.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 1.

Opinion of W.Y. Campbell & Company, page 4

16.	Please disclose in this section the fee paid to W.Y. Campbell & Company. Also, clarify the apparent discrepancy between the disclosure here, which states that the entire fee to be paid to W.Y. Campbell is contingent upon the completion of the merger and the last page of Exhibit C, which states that a substantial portion of the fee is contingent upon the successful completion of the merger.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See pp. 2 and 13.

Interests of Certain Persons in the Merger, page 6

17.	Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors and key employees will receive as a result of the transaction. Provide this information on an individual and group basis.

Ms. Pamela A. Long
Securities and Exchange Commission
May 22, 2006

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 21.

Background of the Merger, page 9

18.	Please disclose what aspects of your historical performance and future prospects led you to consider entering into strategic alternatives, including the sale of your company.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See pp. 9 and 11-13.

19.	Please elaborate as to how W. Y. Campbell came to choose the 175 parties, the nature of what was proposed, the process followed, and the nature of the management presentations to the 15 interested parties. Also, please explain what these “offering memorandums” were that were sent to 110 potential parties.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 9.

20.	Please elaborate as to why you did not choose a transaction with the other candidates contacted, why others declined to pursue transactions with you, etc. Confirm that no other offers were made to combine with Knape & Vogt or disclose the amount and form of consideration and the reasons for rejecting the offer(s).

RESPONSE: The disclosure has been revised in response to the Staff's comment. See pp. 10 and 11.

21.	Specifically discuss the one particular indication of interest other than Wind Point that was considered in detail at the September meeting. Did the special committee decide to pursue a transaction with this party when, at the September 29, 2005 meeting, it determined that the price offered above $19 per share was fair to shareholders? Was this fairness determination made without the input of W. Y. Campbell since its opinion was not delivered to the board until February 8, 2006?

RESPONSE: The disclosure has been revised in response to the Staff's comment. See pp. 10 and 11.

22.     This section should include the negotiation of the principal terms of the agreement, including price.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 10.

23.	Please disclose what Wind Point’s initial proposed price was and the reasons for reducing it. Also, clarify who originally proposed $19 per share.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 10.

24.     Please clarify the reasons you entered into an exclusivity agreement with Wind Point.

Ms. Pamela A. Long
Securities and Exchange Commission
May 22, 2006

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 10.

25.	Please disclose why one member of the special committee abstained from the recommending approval of the merger.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 10.

26.     Please disclose why Messrs. Kregor and Knape voted against the merger.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 11.

27.	Please explain the difference between strategic versus financial buyers and disclose which tier Wind Point falls into.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 11.

Reasons for the Merger and Recommendation of Our Board of Directors, page 10

28.	With respect to each of the factors listed for recommending the merger, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

RESPONSE: As disclosed, the Board of Directors did not quantify, rank, or otherwise assign relative weights to the specific factors it considered. In addition, as also disclosed, individual directors may have given different weight to various factors. Nonetheless, the disclosure has been revised in response to the Staff’s comment to specify those factors considered by the board to be positive and those factors considered to be negative. See pp. 11-13.

29.	In light of the fact that you seem to have divided the bulleted points into factors supporting the conclusion to enter into the merger and those mitigating against it, we do not understand your statement that the board “did not undertake to make any specific determinations to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of our board of directors.” Please clarify.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 12.

30.	Please discuss whether the board of directors considered any factors that did not support the conclusion to approve the merger with Wind Point on the merits.

RESPONSE: As discussed under 28 above, the disclosure has been revised in response to the Staff's comment. See p. 12.

Ms. Pamela A. Long
Securities and Exchange Commission
May 22, 2006

Opinion of W. Y. Campbell & Company, page 11

31.	Please briefly describe in more detail the qualifications of W. Y. Campbell as required by Item 1015(b)(2) of Regulation M-A. Did the board consider other financial advisors and, if so, why did it select W. Y. Campbell to act as its financial advisor?

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 13.

32.	Please describe in more detail any material relationship between you and W. Y. Campbell and its affiliates in the past two years as well as the compensation paid to W. Y. Campbell during this time period. Please refer to Item 1015(b)(4) of Regulation M-A.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 13.

33.     Disclose if true, that no updated opinion will be obtained.

RESPONSE: The disclosure has been revised to reflect that, at the Company’s request and as a result of differences between the Company’s financial performance for the third fiscal quarter ended April 1, 2006, and the projections for such fiscal quarter that W.Y. Campbell & Company had relied upon in preparing its initial opinion, W.Y. Campbell & Company will issue a new fairness opinion prior to the mailing of the proxy statement based on the facts existing on such date. The disclosure in the proxy statement reflects the basis of this updated opinion. See pp. 13 to 20 and Exhibit C.

34.	Please submit for staff review all materials prepared by W. Y. Campbell and provided to you. Provide all transcripts, summaries and board books. We may have further comments upon reviewing these materials.

RESPONSE: The materials prepared by W. Y. Campbell & Company have been provided to the Staff on a supplemental basis by sending them to Craig Slivka by email at slivkac@sec.gov under cover of a letter dated May 22, 2006.

35.	We note your statement on page 12 that W. Y. Campbell received financial projections from you. Please provide us supplementally with copies of these projections and all other financial information you prepared for W. Y. Campbell. Please also confirm to us that these projections were not made to Wind Point Partners or other potential merger candidates or, alternatively, revise your proxy statement to include them in the filing. We may have further comment.

RESPONSE: The financial projections provided to W.Y. Campbell & Company have been provided to the Staff on supplemental basis by sending them to Craig Slivka by email at slivkac@sec.gov under cover of a letter dated May 22, 2006. The Company confirms that these financial projections were not provided to Wind Point or to other potential merger candidates.

36.	We note disclosure in the third bullet on page 12 that W. Y. Campbell visited Knape & Vogt’s headquarters and primary manufacturing facility located in Grand Rapids, Michigan. In the paragraph after the bullets, there is disclosure that W. Y. Campbell did not conduct “any physical inspection of the properties or facilities of Knape & Vogt.” Please clarify what you mean by “any physical inspection,” given your disclosure in the bullet points.

Ms. Pamela A. Long
Securities and Exchange Commission
May 22, 2006

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 14.

37.	In the last bullet on page 12, please describe the other data, analyses and matters W. Y. Campbell considered or delete the reference.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 14.

38.	Please provide more detail about how W. Y. Campbell selected the companies used in its comparable transactions and comparable companies analyses. We note that these companies were chosen because they were in similar industries and demonstrated characteristics similar to Knape & Vogt. What do you mean by “demonstrated similar characteristics?” Also, disclose whether any companies meeting these criteria were excluded from the analyses.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 16-17.

39.	You state in the second paragraph of the “Comparable Transactions Analysis” that W. Y. Campbell examined 21 comparable transactions. Yet, it appears that you have only listed 20 transactions in the bullet points on pages 13 and 14. Please revise your disclosure to remove this discrepancy.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 16.

40.	Please disclose any limitations or instruction the financial adviser received regarding the rendering of its opinion. Please refer to Item 1015(b)(6) of Regulation M-A. We note that full text of the W. Y. Campbell opinion sets forth, among other things, limitations on the scope of review undertaken by W. Y. Campbell in connection with its opinion.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 13.

Regulatory Matters, page 18

41.	Please disclose the status of the regulatory approvals sought from the anti-trust authorities. Disclose the date you and Wind Point filed pre-merger notifications. Please refer to Item 4(b)(5) of Schedule l4A.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 22.

Management Continuity Agreements, page 17

42.     Please disclose in more detail the material terms of the management continuity agreements.

RESPONSE:The disclosure has been revised in response to the Staff's comment. See p. 21.

Ms. Pamela A. Long
Securities and Exchange Commission
May 22, 2006

The Agreement and Plan of Merger, page 19

43.	We note your statements in the first paragraph of this section that one should not rely upon the descriptions of the representations and warranties in this proxy statement or the actual representations and warranties contained in the Agreement and Plan of Merger as characterizations of the actual state of facts, since they were intended for the benefit of, and to be limited to, the parties. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise accordingly.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 24.

44.	We also note your statement that the representations and warranties may not be accurate “as of any particular date” and “do not purport to be accurate as of the date of this proxy statement.” Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See p. 24.

45.	Please provide us with a list that briefly identifies the contents of all omitted schedules or similar supplements to the merger agreement.

RESPONSE: A list including the title of each section of the Company disclosure schedule has been provided to the Staff on a supplemental basis by sending them to Craig Slivka by e-mail at slivkac@sec.gov under cover of a letter dated May 22, 2006.

Conditions to the Merger, page 24

46.	Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders’ votes.

RESPONSE: The disclosure has been revised in response to the Staff's comment. See pp. 31 and 7.

Where You Can Find More Information, page 27

47.     Please update to provide the new address for the SEC’s Public Reference Room.

RESPONSE: Update has been made. See p. 34.

Proxy Card

48.	Because you may adjourn or postpone the annual meeting, please be advised that Rule 14a-4 does not confer authority to adjourn the meeting to solicit additional votes for your proposals. The use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. As a result, provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for the solicitation of additional proxies. Please make appropriate revisions to the proxy statement as well.

Ms. Pamela A. Long
Securities and Exchange Commission
May 22, 2006

        RESPONSE: The disclosure has been revised in response to the Staff's comment. See Notice of A Special Meeting and p. 7 and the form of proxy.

        The Proxy Statement has been submitted within 10 business days of the Comment Letter. As noted, a marked copy of the amendment has been sent to expedite your review.

        In addition, the Company has indicated that it acknowledges:

•	that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (616) 336-6908, Joe Levan at (616) 336-6438, or in our absence, Eric Bredemeier at (616) 336-6956, with any questions.

Sincerely, /s/ Daniel C. Molhoek Daniel C. Molhoek

c:	Mr. William R. Dutmers Ms. Leslie Cummings Ms. Leslie Sheppard Mr. Craig Slivka